

16013451

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

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[ANN]UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cherry Tree & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Carlson Parkway, Suite 103
(No. and Street)

Minnetonka	MN	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Bortnem 952.893.9012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pieper Whitaker & Bjork, LLC
(Name – *if individual, state last, first, middle name*)

3140 Harbor Lane North #100	Plymouth	MN	55447
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Gordon F. Stofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cherry Tree & Associates, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JANE MARIE BORTNEM
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan 31, 2021

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pieper Whitaker & Bjork LLC

CHERRY TREE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

PAGE



Pieper Whitaker & Bjork

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

We have audited the accompanying statement of financial condition of Cherry Tree & Associates, LLC (the Company) as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cherry Tree & Associates, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Pieper Whitaker & Bjork, LLC

Plymouth Minnesota
February 19, 2016

3140 Harbor Lane, Suite 100, Plymouth, MN 55447 | 7900 International Drive, Suite 510, Bloomington, MN 55425 | phone: 763-550-1100 | fax: 763-550-1644

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and equivalents	$	901,727
Accounts receivable, net		64,224
Prepaid expenses		38,097
Total assets	$	1,004,048

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	59,382
Accrued expenses		13,731
Deferred revenue		613
Total liabilities		73,726
Members' equity:		
Common units (unlimited number of units authorized; 7,500 issued and outstanding)		7,500
Additional paid in capital		222,610
Retained earnings		700,212
Total members' equity		930,322
Total liabilities and members' equity	$	1,004,048

See notes to statement of financial condition.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Cherry Tree & Associates, LLC (the Company) was formed on July 27, 2001 as a limited liability company pursuant to the provisions of Chapter 322B of the Minnesota Statutes. The Company is a licensed broker-dealer in securities and provides investment banking services and consulting services related to general business, valuations, fairness opinions, and mergers and acquisitions. The Company is a member in good standing of the Financial Industry Regulatory Authority, Inc. (FINRA), having been accepted for membership on November 14, 2001.

The Company is a member of the Securities Investors Protection Corporation (SIPC). The Company holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (the Rule), based on the exemptive provisions contained in Section k(2)(i) of the Rule.

Basis of Preparation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United State of America.

Concentrations of Risk

Cash Deposits in Excess of Federally Insured Limits

The Company maintains its cash balances in financial institutions located primarily in Minnesota. The balances held at regulated banking institutions are insured at varying amounts by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2015, the Company had uninsured cash balances totaling $457,297.

The FDIC does not insure money invested in money market funds at broker-dealers. At December 31, 2015, the Company had $100,046 held in money market funds with Charles Schwab, all of which is covered under SIPC.

Major Customers

The Company is dependent on a small number of customers for its revenue. Four customers accounted for 71% of the Company's revenue in 2015. There were no outstanding receivables for these same customers at December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Company include cash, accounts receivables, prepaid expenses, accounts payable and accrued expenses. Pursuant to generally accepted accounting principles, the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate fair value due to their short-term nature. See Note 2 for fair value determination of warrants.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. Accounts receivable are typically due within 30 days of the invoice date. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when potential for recovery is considered remote. The allowance for doubtful accounts was $0 as of December 31, 2015.

Revenue Recognition

The Company typically earns and recognizes monthly non-refundable retainer fees in connection with active investment banking and consulting engagements. The Company also receives success fees on its investment banking engagements. However, the success fees are only payable upon the successful closing of each transaction and accordingly revenue is recognized at such time as closing occurs. The success fee typically consists of a cash fee equal to an agreed-upon percentage of the funds raised or percentage of transaction value for mergers or acquisitions and sometimes includes stock warrants which are recorded at fair value when received.

Income Taxes

The Company is organized and operates as a limited liability company and is not subject to U.S. federal income taxes as a separate entity. Therefore, revenues and expenses generally pass through directly to the members for inclusion in their individual tax returns. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded as of December 31, 2015. The tax returns of the Company can be examined by relevant taxing authorities until such time as the applicable statute of limitation has expired. For example, U.S. tax returns are generally subject to audit for three years from the day they are filed.

2 FAIR VALUE MEASUREMENTS

Generally accepted accounting principles provide the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Private company investments, including common stock warrants, are carried at their fair values as determined by management in the absence of readily ascertainable market values. In valuing investments, management considers the cost of the investments, developments since acquisition, estimates as to the effect of future developments, general economic conditions and other pertinent factors. Developments since acquisition may include public offerings of securities by portfolio companies, significant transactions in the securities of portfolio companies in private markets, and transactions in the public or private markets involving securities of similar companies. The fair value of the warrants has been calculated by evaluating the intrinsic value of the warrants at the reporting date, with the estimated per share value as determined by management in the absence of readily ascertainable market values. Public company common stock is valued based on trading market values.

At December 31, 2015, the Company held warrants to purchase stock in two different companies. The warrants were valued at zero.

The following table sets forth a summary of changes in fair value of the Company's Level 3 investments during the year ended December 31, 2015:

Level 3 Assets	Warrants
Beginning balance at January 1, 2015	$ 8,357
Total gains or losses (realized/unrealized)	(8,254)
Purchases, sales, issuances and settlements	(103)
Transfers in and/or out of Level 3	-
Ending balance at December 31, 2015	$ -
Net change in unrealized appreciation or (depreciation) included in change in net assets from operations relating to Level 3 investments held at December 31, 2015	$ (8,332)

During 2015, a warrant held by the Company was cancelled and resulted in a realized gain of $78.

3 RELATED PARTY TRANSACTIONS

The Company recorded expenses of $725,906 for utilizing office space, shared staff and office supplies of Cherry Tree Companies, LLC (CTC), a company related through common ownership, in 2015. The Company also paid CTC $378,998 in management fees in 2015. Accounts payable included amounts due to CTC totaling $16,224 at December 31, 2015.

For the year ended December 31, 2015, the Company generated revenue from an affiliated entity totaling $60,000. As of December 31, 201, there was accounts receivable due from this affiliated entity totaling $366.

4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. This rule also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company's net capital was $849,527, which was $844,527 in excess of the required net capital of $5,000. The Company's net ratio of aggregate indebtedness to net capital was .09 to 1 at December 31, 2015.

5 SEC RULE 15C3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provisions.

6 SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 19, 2016, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.